

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 12, 2018

Michael Raleigh
Chief Executive Officer
Epsilon Energy Ltd.
16701 Greenspoint Park Drive, Suite 195
Houston, TX 77060

> **Re:** **Epsilon Energy Ltd.**
> **Draft Registration Statement on Form S-4**
> **Submitted February 12, 2018**
> **CIK No. 0001726126**

Dear Mr. Raleigh:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. In your discussion of shareholder rights, you qualify disclosure by reference to the exhibits you provide and to other items. As another example, see the generic reference to "Delaware law" at page 107. However, you provide ABCA Section 191 as Exhibit E. It is not appropriate to incorporate by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please indicate where the pertinent, specified provisions of the DGCL and the ABCA are included in the materials.

The Incentive Plan Proposal, page 12

3.   If there are any current plans or proposals to grant awards of benefits under the plan to be
        adopted, briefly disclose the particulars.

Risk Factors, page 22

Extensive government legislation and regulatory initiatives, page 28

4.   The last sentence reflects speculative disclosure and mitigates the risk you present.
        Unless you provide us with independent supplemental support for the assertions
        regarding the likelihood of regulatory action, please revise your risk factor to eliminate
        such assertions.

Description of the Business -- Summary, page 37

5.   Please discuss the material terms of your joint venture with Chesapeake Energy Corp.
        and the Anchor Shippers dedication.

Properties, page 38

6.   Please expand or revise the disclosure relating to the 258 gross (55.0 net) wells to
        separately provide the total gross and net productive oil wells and gas wells as of a
        reasonably current date or as of the end of the current fiscal year. Refer to disclosure
        requirements of Item 1208(a) and the definition of a productive well under Item
        1208(c)(3) of Regulation S-K.

Acreage, page 38

7.   Expand the disclosure of your leasehold acreage to separately disclose the total gross and
        net developed and undeveloped acreage amounts and the expiration dates of material
        amounts of your undeveloped acreage. Refer to the disclosure requirements of Items
        1208(a) and 1208(b) of Regulation S-K.

Proved Reserves, page 40

8.   We note disclosure indicating that the estimated proved reserves as of December 31,
        2016 presented on page 40 and elsewhere in your filing were derived from a reserve
        report prepared by the independent petroleum consultants, DeGolyer and MacNaughton.
        Please obtain and file the referenced report as required by Item 1202(a)(8) of Regulation
        S-K. Additionally, obtain and file the consent of the third party engineer regarding the
        disclosure of the reserves report in a filing under the Securities Act of 1933.

9.   Expand your disclosure to describe the internal controls used in your reserves estimation effort, including the qualifications of the technical persons of Epsilon Energy Ltd. and DeGolyer and MacNaughton primarily responsible for overseeing the preparation of the reserves estimates presented in the Registration Statement. Refer to the disclosure requirements of Item 1202(a)(7) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 47

10.   Please revise to clarify what steps you took to "high-grade" your organization.

Operating Costs, page 51

11.   Please expand or revise the disclosure of the lease operating costs to provide the average operating cost per unit of production excluding ad valorem, severance and production taxes. Refer to the disclosure requirements of Item 1204(b)(2) of Regulation S-K.

Directors, Executive Officers and Corporate Governance, page 64

Biographies of Corporate Directors and Executive Officers, page 64

12.   Please disclose the name of the private E&P start-up co-founded by Mr. Clanton and for which he served as a Managing Partner prior to joining the company. See Item 401(e) of Regulation S-K. Also, please revise or explain the disclosure at page 83, which does not include him as one of your officers.

Executive Compensation, page 71

13.   Please describe the material terms of Mr. Raleigh's stock award in 2017. In addition, please tell us how you measured the fair value of the shares issued to Mr. Raleigh as compensation in 2017 and the nature of the material assumptions involved.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 74

14.   Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Advisory Research, Inc., Oakview Capital Management, L.P. and Azvalor Asset Management SGIIC SA.

Certain Relationships and Related Transactions, page 77

15.   Please provide the disclosures required by Item 404 of Regulation S-K for the period set forth in Instruction 1 to Item 404.

Forward Looking Statements, page 77

16.   Please remove references to Securities Act Section 27A and Exchange Act Section 21E, because Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D) expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

The Domestication, page 82

Proposal No. 1 on The Notice of Special Meeting and The Accompanying Proxy, page 82

Effects of the Domestication, page 83

17.   As it relates to your accounting for income taxes, expand your disclosure regarding the effects of your proposed domestication to the United States to more clearly address the reasonably likely impact to your net operating loss carryforwards and uncertain tax positions.

Description of Capital Stock, page 107

18.   You state that you will have unlimited shares of common stock, no par value per share, authorized following the domestication. However, you disclose at page 85 that you will have authority to issue 150,000,000 shares of common stock, $0.001 par value per share, following the domestication. Please advise or revise. See also your discussion of Delaware law limitations in the last paragraph at page 11.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Significant Accounting Policies, page F-27

Gas Gathering System Properties, page F-29

19.	Explain how you determined that it is appropriate to account for your interest in the Auburn Gas Gathering System using the proportionate consolidation method of accounting by providing us with a discussion of its operations and your analysis of FASB ASC 810-10-45-14 and 932-810-45-1. Your response should explain how you concluded that the nature of the operations of this gathering system meets the definition of "oil- and gas-producing activities" per FASB ASC 932-10-15-2A.

Supplemental Information to Consolidated Financial Statements, page F-50

Net Proved Reserve Summary, page F-51

20.	For each period presented, revise your explanation to separately identify and quantify each factor that contributed to a significant change in your proved reserves. For example, your disclosure of revisions in the previous estimates of reserves in particular should the impact of individual factors such as changes caused by commodity prices, well performance, and the removal of proved undeveloped locations. Refer to FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-52

21.	Please tell us if the costs associated with the abandonment of your proved properties, including the costs related to the proved undeveloped locations included in the reserves report, have been included as part of the development costs used in the calculation of the standardized measure for the periods ended December 31, 2016 and 2015, respectively. If such costs have been omitted, explain to us your basis for excluding these costs from your calculation of the standardized measure.

22.	Expand your disclosure to explain why your standardized measure of discounted future net cash flows calculation as of December 31, 2016 does not include any future income taxes. In addition, disclose what impact, if any, your domestication will have on your standardized measure's future income taxes. Refer to FASB ASC 932-235-50-31c and 50-36.

Signatures

23.   Ensure that the registration statement is signed by your authorized representative in the United States. Refer to Instruction 1 to Signatures in Form S-4.

Exhibits

24.   Please file as exhibits your charter documents as currently in effect. Refer to Item 601(b)(3) of Regulation S-K.

25.   Similarly, list and file all material agreements, including the employment agreements entered into with your named executive officers. In addition, please file the Anchor Shipper Gas Gather Agreement for Northern Pennsylvania, the cost of service agreement for Auburn GCS, and your long-term contracts with producers. In that regard, we note you state at page 36 that you "rely on a limited number of producers for a significant portion of your revenues and supply of natural gas" and that most of your producers are subject to long-term contracts. See Item 601(b)(10) of Regulation S-K. In the alternative, tell us why you believe these agreements need not be filed.

Closing Comments

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources